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Exhibit 12.1

Sanmina-SCI Corporation
Statement of Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year
	2005	2004		2003	2002	2001
	(In thousands, except ratios)
Fixed Charges:
Rent Expense	$42,300	$49,151		$54,067	$49,800	$27,600
Interest factor	6.90	7.36		6.90	5.11	2.18

Interest component of rental expense	6,134	6,678		7,836	9,756	12,646
Interest, debt expense & amortization of debt expense	142,319	115,304		128,501	97,833	55,218

Total fixed charges	148,453	121,982		136,337	107,586	67,891

Earnings for fixed charges calculation:
Pre-tax income (loss)	(593,863)	(15,581)		(198,207)	(2,814,892)	82,792
Equity method investee's losses	—	15,526		6,351	4,512	—

	(593,863)	(55)		(191,856)	(2,810,380)	82,792
Fixed charges	148,453	121,982		136,337	107,586	67,891

Earnings for calculation purposes	$(445,411)	$121,927		$(55,519)	$(2,702,795)	$150,683

Ratio of earnings to fixed charges (1)	—	1.0	x	—	—	2.2	x

(1)
Earnings for fiscal 2005, fiscal 2003 and fiscal 2002 were insufficient to cover fixed charges by approximately $593.9 million for fiscal 2005, approximately $191.9 million for fiscal 2003 and 2.8 billion for fiscal 2002. The loss before income taxes for fiscal 2005 included a goodwill impairment loss of $600 million, the loss before income taxes for fiscal 2003 included an impairment of long-lived assets loss of $95.6 million and the loss before income taxes for fiscal 2002 included a goodwill impairment loss of $2.8 billion.

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  Exhibit 12.1
Sanmina-SCI Corporation Statement of Computation of Ratio of Earnings to Fixed Charges